UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: May 27, 2014

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2014 and 2013. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2013 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2013 annual report on Form 20-F.

Recent Developments

Navios Holdings

Navios Asia Update

In May 2014, Navios Holdings became the sole shareholder of Navios Asia LLC (“Navios Asia”), owner of the N Amalthia and the N Bonanza vessels, by acquiring the remaining 49% noncontrolling interest for a total cash consideration of $10.9 million.

In May 2014, Navios Asia entered into an agreement to purchase one Japanese 180,600 deadweight tons (“dwt”) Capesize vessel, the Navios Gem. The vessel’s acquisition price is $54.0 million and is scheduled for delivery in June of 2014. The vessel will be financed with debt and cash from operations.

Credit Insurance Policy

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4.0 million (which was received in April 2014). From the total compensation, $3.6 million was recorded immediately in the statement of income within the caption “Other income” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy.

Dividend Policy

On May 15, 2014, the Board of Directors declared a quarterly cash dividend for the first quarter of 2014 of $0.06 per share of common stock. The dividend is payable on June 26, 2014 to stockholders of record as of June 18, 2014. The declaration and payment of any further dividend remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Changes in Capital Structure

Issuances of American Depositary Shares Representing Preferred Stock

On January 28, 2014, the Company completed the sale of 2,000,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share) (the “Series G”). Dividends will be payable on the Series G at a rate of 8.75% per annum of the stated liquidation preference. The net proceeds of $47.8 million from the offering (after deducting underwriting discounts and offering expenses) will be used for general corporate purposes, including acquisition of vessels.

Navios Holdings had outstanding as of March 31, 2014 and December 31, 2013 104,399,916 and 104,261,029 shares of common stock, respectively, and 28,479 (20,000 Series G and 8,479 convertible shares of preferred stock) and 8,479 shares of convertible preferred stock, respectively.

Issuances to Employees and Exercise of Options

During the three month periods ended March 31, 2014 and 2013, pursuant to the stock plan approved by the by the Board of Directors, 139,387 and 87,750 shares were issued following the exercise of options for a total of $0.6 million and $0.3 million, respectively.

During the three month periods ended March 31, 2014 and 2013, 500 and 1,250 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Navios South American Logistics Inc. (“Navios Logistics”)

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Logistics Co-Issuers”) completed the sale of $375.0 million of its 7.25% senior notes due 2022 (the “2022 Logistics Notes”). The net proceeds of this offering have been or will be used (i) to fund its tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, and (iii) for general corporate purposes.

Dividends from affiliates

In May 2014, Navios Holdings received $7.5 million from Navios Maritime Partners L.P. (“Navios Partners”) representing the cash distribution for the first quarter of 2014.

In April 2014, Navios Holdings received $3.6 million from Navios Maritime Acquisition Corporation (“Navios Acquisition”) representing the cash dividend for the fourth quarter of 2013.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisitions’ fleet, Navios Partners’ fleet and Navios Europe Inc.’s (“Navios Europe”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

On August 25, 2005, Navios Holdings was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Logistics

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Asia

In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the 49% noncontrolling interest.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. Currently, Navios Holdings owns a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. Currently, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 43.1% and its economic interest in Navios Acquisition is 46.4%.

Navios Europe is engaged in the marine transportation industry through the ownership of five tankers and five containers second hand vessels. Currently, Navios Holdings owns a 47.5% interest in Navios Europe.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 63 vessels totaling 6.2 million deadweight tons. The employment profile of the fleet as of May 27, 2014 is reflected in the tables below. The 53 vessels in current operation aggregate approximately 5.1 million deadweight tons and have an average age of 7.3 years. Navios Holdings has currently fixed 65.9% and 9.0% of the 2014 and 2015 available days, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $150.3 million and $24.1 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $13,468 and $15,850 for 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2014 is $13,759.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 12 Capesize vessels, 12 Panamax vessels and one Handysize vessel, which have an average age of approximately 7.8 years. Of the 39 owned vessels, 36 are currently in operation, one newbuilding owned vessel is expected to be delivered in the second quarter of 2014 and two newbuilding owned vessels are expected to be delivered in the fourth quarter of 2015.

Vessels	Type	Built	DWT	Charter- out Rate(1)		Profit Share(5)	Expiration Date(2)
Navios Serenity	Handysize	2011	34,690	8,906		No	06/24/2014
Navios Ionian	Ultra Handymax	2000	52,067	10,925		No	06/29/2014
Navios Celestial	Ultra Handymax	2009	58,063	9,214		70% in excess of $8,000 basis Supramax Index Routes +8%	07/16/2015
Navios Vector	Ultra Handymax	2002	50,296	9,023		Average Supramax Index Routes	09/20/2014
Navios Horizon	Ultra Handymax	2001	50,346	11,400		No	06/20/2014
Navios Herakles	Ultra Handymax	2001	52,061	12,825		No	07/30/2014
Navios Achilles	Ultra Handymax	2001	52,063	12,825		No	06/16/2014
Navios Meridian	Ultra Handymax	2002	50,316	9,500		No	06/08/2014
Navios Mercator	Ultra Handymax	2002	53,553	11,163		No	06/05/2014
Navios Arc	Ultra Handymax	2003	53,514	11,875		No	08/14/2014
Navios Hios	Ultra Handymax	2003	55,180	9,023		100% in excess of $8,500 basis Supramax Index Routes	08/07/2015
Navios Kypros	Ultra Handymax	2003	55,222	10,450		No	06/18/2014
Navios Ulysses	Ultra Handymax	2007	55,728	11,400		No	09/18/2014
Navios Vega	Ultra Handymax	2009	58,792	9,537		100% in excess of $9,500 basis Supramax Index Routes +5%	03/22/2015
Navios Astra	Ultra Handymax	2006	53,468	12,588		No	05/31/2014
Navios Magellan	Panamax	2000	74,333	7,171		No	06/21/2014
Navios Star	Panamax	2002	76,662	10,450		No	09/12/2014
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	9,025		No	05/25/2014
Navios Avior	Panamax	2012	81,355	8,732		Weighted average of the Panamax Index Routes +14%	04/25/2015
Navios Galileo	Panamax	2006	76,596	14,250		No	11/15/2014
Navios Northern Star	Panamax	2005	75,395	11,400		No	06/10/2014
Navios Amitie	Panamax	2005	75,395	11,210		No	12/17/2014
Navios Taurus	Panamax	2005	76,596	9,263		No	06/22/2014
N Amalthia	Panamax	2006	75,318	12,113		No	12/23/2014
N Bonanza	Panamax	2006	76,596	13,538		No	01/12/2015
Navios Bonavis	Capesize	2009	180,022	10,000		No	07/10/2014
Navios Happiness	Capesize	2009	180,022	14,488		No	10/12/2015
Navios Lumen	Capesize	2009	180,661	14,250	(7)	Baltic Capesize Index average 4TC at 105% with a minimum rate of $15,000	05/08/2015
Navios Stellar	Capesize	2009	169,001	20,425		No	05/17/2014
Navios Phoenix	Capesize	2009	180,242	25,175		No	12/31/2014	(6)
Navios Antares	Capesize	2010	169,059	14,892		$10,000 +54% of the weighted average of the Baltic Capesize Index average 4TC Index Routes	02/16/2015
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	14,250		105% excess of $15,000 basis Baltic Capesize Index 4TC	03/13/2015
Navios Altamira	Capesize	2011	179,165	23,000		No	07/04/2014
Navios Azimuth	Capesize	2011	179,169	23,750		No	09/12/2014

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600
Navios Gem	Capesize	Q2 2014	180,600

Long-Term Fleet. In addition to the 39 owned vessels, Navios Holdings controls a fleet of five Capesize, six Panamax, five Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 6.0 years. Of the 24 chartered-in vessels, 17 are currently in operation and seven are scheduled for delivery at various times through November 2016, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)		Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	9,975		06/07/2014
Navios Primavera	Ultra Handymax	2007	53,464	Yes		12,825		08/06/2014
Navios Armonia	Ultra Handymax	2008	55,100	No		11,875		06/05/2014
Navios Apollon	Ultra Handymax	2000	52,073	No		8,862	(8)	08/14/2014
Navios Oriana	Ultra Handymax	2012	61,442	Yes		9,748	(10)	10/13/2014
Navios Mercury	Ultra Handymax	2013	61,393	Yes		9,816	(10)	09/25/2014
Navios Libra II	Panamax	1995	70,136	No		7,125		05/18/2014
Navios Altair	Panamax	2006	83,001	No		11,400		09/05/2014
Navios Esperanza	Panamax	2007	75,356	No		13,300		08/09/2014
Navios Marco Polo	Panamax	2011	80,647	Yes		7,600		06/28/2014
Navios Southern Star	Panamax	2013	82,224	Yes		7,886	(9)	10/14/2014
Navios Koyo	Capesize	2011	181,415	Yes		11,970		06/10/2014
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios TBN	Panamax	05/2015	Yes	80,000
Navios TBN	Panamax	07/2015	Yes	82,000
Navios TBN	Panamax	11/2016	Yes	84,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012 and March 2014.
(2)	Expected redelivery basis midpoint of full redelivery period.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Profit share based on applicable Baltic routes exceeding $/day rates listed.
(6)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(7)	Amount represents daily rate of mitigation proceeds following the restructuring of the original charter.
(8)	Profit sharing 100% in excess of $8,000 basis Supramax Index Routes.
(9)	Based on weighted average Panamax Index routes +17%.
(10)	Based on weighted average Supramax Index routes +10%.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2013 and through March 31, 2014, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was 13,542 per day for the three month period ended March 31, 2014. The average long-term charter-in hire rate per vessel per day was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year, (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2013 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.2 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 7.8 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment and Forward Freight Agreements (COAs and FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings may enter into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed during 2012, 2013 or in 2014 through May 27, 2014, or were active during those periods. LCH calls for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH. At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of Navios Holdings’ port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended March 31, 2014 Compared to the Three Month Period Ended March 31, 2013

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2014 and 2013. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
	(unaudited)	(unaudited)
Revenue	$122,191	$133,837
Time charter, voyage and logistics business expenses	(51,178)	(70,008)
Direct vessel expenses	(28,328)	(27,695)
General and administrative expenses	(11,031)	(8,962)
Depreciation and amortization	(25,674)	(24,323)
Interest income/(expense) and finance cost, net	(28,046)	(25,358)
Other income/(expense), net	2,066	(3,304)

Loss before equity in net earnings of affiliated companies	$(20,000)	$(25,813)
Equity in net earnings of affiliated companies	22,418	14,123

Income/(loss) before taxes	$2,418	$(11,690)
Income tax (expense)/benefit	(288)	3,700

Net income/(loss)	$2,130	$(7,990)
Less: Net income attributable to the noncontrolling interest	(77)	(2,165)

Net income/(loss) attributable to Navios Holdings common stockholders	$2,053	$(10,155)

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Logistics) for each of the three month periods ended March 31, 2014 and 2013 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended March 31,
	2014	2013
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,253	4,330
Operating days	5,232	4,226
Fleet utilization	99.6%	97.6%
Equivalent vessels	58	48
AVERAGE DAILY RESULTS
Time Charter Equivalents	$12,709	$11,860

During the three month period ended March 31, 2014, there were 923 more available days as compared to 2013 due to (i) an increase in available days for owned vessels by 534 days, mainly due to the delivery of the Navios Taurus, Navios Galileo, Navios Amitie, Navios Northern Star and N Amalthia in the second half of 2013; and (ii) an increase in short-term charter-in and long-term charter-in fleet available days by 389 days.

The average TCE rate for the three months ended March 31, 2014 was $12,709 per day, which was $849 per day higher than the rate achieved in 2013. This was due primarily to the increase in the freight market during the first quarter of 2014 as compared to the same period in 2013.

Revenue: Revenue from drybulk vessel operations for the three month period ended March 31, 2014 was $76.6 million as compared to $60.6 million for the same period during 2013. The increase in drybulk revenue was mainly attributable to an increase in the TCE per day by 7.2% to $12,709 per day in the first quarter of 2014, as compared to $11,860 per day in the same period of 2013, and an increase in available days as discussed above.

Revenue from the logistics business was $45.6 million for the three month period ended March 31, 2014 as compared to $73.2 million for the same period of 2013. This decrease was mainly attributable to (i) a $26.4 million decrease in the Paraguayan liquid port’s volume of products sold; and (ii) a $1.2 million decrease in the revenues of the dry port and the barge business.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $18.8 million or 26.9% to $51.2 million for the three month period ended March 31, 2014, as compared to $70.0 million for the three month period ended March 31, 2013.

The time charter and voyage expenses from drybulk operations increased by $3.8 million, or 11.1%, to $38.4 million for the three month period ended March 31, 2014, as compared to $34.5 million for the three month period ended March 31, 2013. This was primarily due to an overall increase in charter-in fleet available days (as discussed above).

Of the total amounts for the three month periods ended March 31, 2014 and 2013, $12.8 million and $35.5 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses related to Navios Logistics was mainly due to decrease in the volume of products sold in the liquid port in Paraguay, which was partially mitigated by an increase in fuel expense due to an increase in the number of voyages under COA contracts.

Direct Vessel Expenses: Direct vessel expenses increased by $0.6 million, or 2.3%, to $28.3 million for the three month period ended March 31, 2014, as compared to $27.7 million for the three month period ended March 31, 2013. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations increased by $3.2 million, or 33.8%, to $12.7 million for the three month period ended March 31, 2014, as compared to $9.5 million for the three month period ended March 31, 2013. This increase was mainly attributable to the increased number of vessels in Navios Holdings’ fleet since the third quarter of 2013.

Of the total amounts for the three month periods ended March 31, 2014 and 2013, $15.7 million and $18.2 million, respectively, related to Navios Logistics. The decrease in direct vessel expenses related to Navios Logistics was mainly due to a decrease in the expenses of the barge and the cabotage business, which was mainly attributable to lower repairs and maintenance and crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
	(unaudited)	(unaudited)
Drybulk Vessel Operations	$6,734	$5,599
Logistics Business(1)	3,408	3,070

Sub-total	10,142	8,669
Credit risk insurance	889	293

General and administrative expenses	$11,031	$8,962

(1)	Includes $0.2 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

The increase in general and administrative expenses by $2.0 million, or 23.1%, to $11.0 million for the three month period ended March 31, 2014, as compared to $9.0 million for the three month period ended March 31, 2013, was mainly attributable to (i) a $2.2 million increase in payroll and other related costs; (ii) a $0.6 million increase in credit risk insurance following the termination of the credit default insurance policy on March 25, 2014; and (iii) a $0.3 million increase attributable to the logistics business. The overall increase was partially offset by a $1.1 million decrease in professional, legal, audit fees and other administrative expenses.

Depreciation and Amortization: For the the three month period ended March 31, 2014, depreciation and amortization increased by $1.4 million to $25.7 million as compared to $24.3 million for the three month period ended March 31, 2013. The increase was primarily due to an increase in depreciation and amortization of drybulk vessels by $1.4 million following the new vessel deliveries during the second half of 2013 and the first quarter of 2014.

Interest Income/(Expense) and Finance Cost, Net: Interest income/(expense) and finance cost, net for the three month period ended March 31, 2014 increased by $2.6 million, or 10.6%, to $28.0 million, as compared to $25.4 million for the same period in 2013. This increase was mainly due to (i) a $1.2 million increase in interest expense and finance cost, net, mainly attributable to the logistics business due to the additional interest expense generated by the $90.0 million of the senior notes due on April 15, 2019 (the “Additional 2019 Logistics Senior Notes”) issued in March 2014; and (ii) a $1.4 million decrease in interest income of drybulk vessel operations mainly due to (a) full receipt of Navios Acquisition’s loan receivable in the first quarter of 2013 and (b) the decrease in interest income from time deposits.

Other Income/(Expense), Net: Other income, net increased by $5.4 million, or 162.5%, to $2.1 million income for the three month period ended March 31, 2014, as compared to $3.3 million expense for the same period in 2013. This increase was due to (i) a $3.1 million increase in other income, net of drybulk vessel operations mainly due to the income from the termination of the credit default insurance policy on March 25, 2014; (ii) a $1.9 million decrease in other expenses, net of the logistics business mainly due to (a) lower other-than-income taxes, (b) decreased expenses from foreign exchange differences as a result of a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its barge and cabotage business operations, and (c) lower provisions for losses on accounts receivable; and (iii) a $0.4 million decrease in other expenses of drybulk vessel operations.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $8.3 million, or 58.7%, to $22.4 million for the three month period ended March 31, 2014, as compared to $14.1 million for the same period in 2013. This increase was mainly due to (i) a $7.9 million increase in investment income; and (ii) a $0.4 million increase in amortization of deferred gain from the sale of vessels to Navios Partners. The $8.3 million increase in investment income was mainly due to (i) a $3.2 million positive contribution relating to Navios Acquisition ($9.9 million of gains relating to Navios Acquisition mainly as a result of the issuance of shares following Navios Acquisition’s offering in February 2014, which qualified as sale of shares, and a $6.7 million decrease in equity in losses); (ii) a $4.5 million increase in investment income from Navios Partners, mainly as a result of the issuance of shares following Navios Partners’ offering in February 2014, which qualified as sales of shares; and (iii) a $0.2 million increase in investment income from Navios Europe.

Navios Holdings’ ownership in Navios Partners and Navios Acquisition decreased following Navios Partners’ and Navios Acquisitions’ offerings in February of 2014. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Related Party Transactions”).

Income Tax (Expense)/Benefit: Income tax expense increased by $4.0 million to a $0.3 million expense for the three month period ended March 31, 2014, as compared to $3.7 million in income for the same period in 2013. The total change in income taxes was mainly attributable to the logistics business due to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business in the first quarter of 2013.

Net Income/(Loss) Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $2.1 million to $0.1 million for the three month period ended March 31, 2014, as compared to $2.2 million for the same period in 2013. This decrease was mainly attributable to logistics business net loss for the three month period ended March 31, 2014 compared to a net income for the same period in 2013.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the three month periods ended March 31, 2014 and 2013. Since the initiation of the program, 981,131 shares have been repurchased for a total consideration of $2.0 million.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2014 and 2013.

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
	(unaudited)	(unaudited)
Net cash provided by operating activities	$29,552	$15,401
Net cash used in investing activities	(48,333)	(26,780)
Net cash provided by financing activities	49,915	64,389

Increase in cash and cash equivalents	31,134	53,010
Cash and cash equivalents, beginning of year	187,831	257,868

Cash and cash equivalents, end of year	$218,965	$310,878

Cash provided by operating activities for the three month period ended March 31, 2014 as compared to the three month period ended March 31, 2013:

Net cash provided by operating activities increased by $14.1 million to $29.5 million for the three month period ended March 31, 2014, as compared to $15.4 million for the three month period ended March 31, 2013. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $19.0 million gain for the three month period ended March 31, 2014, which consisted mainly of the following adjustments: $25.7 million of depreciation and amortization, $2.7 million of amortization of deferred drydock expenses, $0.9 million of amortization of deferred finance fees, $1.0 million relating to share-based compensation, a $0.2 million provision for losses on accounts receivable, and a $0.3 million movement in income taxes. These adjustments were partially offset by an $11.8 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $8.4 million for the three month period ended March 31, 2014 resulted from a $5.9 million decrease in accounts receivable, a $12.0 million increase in accrued expenses and a $1.1 million increase in accounts payable. These were partially offset by a $2.7 million payment for drydock and special survey costs, a $0.3 million increase in prepaid expenses and other assets, a $5.3 million increase in amounts due from affiliates, a $0.3 million decrease in deferred income and a $2.0 million decrease in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $22.2 million gain for the three month period ended March 31, 2014, which consisted mainly of the following adjustments: $24.3 million of depreciation and amortization, $2.0 million of amortization of deferred drydock expenses, $1.7 million of amortization of deferred finance fees, $0.2 million of unrealized losses on FFAs, $0.7 million relating to share-based compensation, and a $0.3 million provision for losses on accounts receivable. These adjustments were partially offset by a $3.8 million movement in income taxes and a $3.2 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $1.2 million for the three month period ended March 31, 2013 resulted from a $0.1 million decrease in restricted cash, a $3.2 million decrease in accounts receivable, a $3.6 million decrease in amounts due from affiliates, a $9.2 million increase in accounts payable, a $5.0 million increase in accrued expenses and a $3.8 million increase in other long term liabilities. These were partially offset by a $2.7 million payment for drydock and special survey costs, a $0.2 million decrease in derivative accounts, a $13.5 million increase in prepaid expenses and other assets, and a $7.3 million decrease in deferred income.

Cash used in investing activities for the three month period ended March 31, 2014 as compared to the three month period ended March 31, 2013:

Cash used in investing activities was $48.3 million for the three month period ended March 31, 2014, while cash used in investing activities was $26.8 million for the same period in 2013.

Cash used in investing activities for the three months ended March 31, 2014 was the result of (i) $2.2 million in payments for the acquisition of Navios G.P. LLC (“General Partner”) units following Navios Partners’ offering; (ii) $17.0 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the fourth quarter of 2015; (iii) $0.9 million in payments relating to Navios Acquisition; (iv) a $2.0 million loan to Navios Europe; (v) $17.6 million in payments for the acquisition of the N Bonanza in January 2014; and (vi) $12.2 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics for (a) the construction of a new conveyor belt in Nueva Palmira; (b) the construction of three new pushboats and dry barges; (c) the acquisition of three pushboats; and (d) the purchase of other fixed assets. The above was partially offset by $3.6 million in dividends received from Navios Acquisition.

Cash used in investing activities for the three months ended March 31, 2013 was the result of (i) $51.5 million in payments relating to (a) $1.5 million for the acquisition of General Partner units following Navios Partners’ offering and (b) $50.0 million relating to the acquisition of Navios Acquisition shares as part of its February 2013 offerings; (ii) $2.1 million in payments relating to Navios Acquisition; (iii) $2.1 million relating to the acquisition of port terminal operating rights; and (iv) $7.4 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics for (a) the construction of a new conveyor belt in Nueva Palmira, (b) the construction of two new tank barges and (c) the purchase of other fixed assets. The above was partially offset by (i) a $35.0 million loan repayment from Navios Acquisition and (ii) $1.3 million in dividends received from Navios Acquisition.

Cash provided by financing activities for the three month period ended March 31, 2014 as compared to the three month period ended March 31, 2013:

Cash provided by financing activities was $49.9 million for the three month period ended March 31, 2014, while cash provided by financing activities was $64.4 million for the same period of 2013.

Cash provided by financing activities for the three months ended March 31, 2014 was the result of (i) $47.8 million in net proceeds following the sale of the Series G on January 28, 2014; (ii) a $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $10.8 million of loan proceeds (net of $0.5 million finance fees) for financing the acquisition of the N Bonanza; and (v) a $0.1 million movement in restricted cash relating to loan repayments. This was partially offset by: (i) $5.2 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $7.4 million of dividends paid to the Company’s stockholders; and (iii) $0.3 million relating to payments for capital lease obligations.

Cash provided by financing activities for the three months ended March 31, 2013 was the result of (i) $90.6 million of proceeds (net of $2.8 million finance fees) from the Additional 2019 Logistics Senior Notes issued in March 2013, and (ii) a $13.8 million movement in restricted cash relating to loan repayments. This was partially offset by: (i) $33.1 million of installments paid in connection with Navios Holdings’ outstanding indebtedness, (ii) $0.3 million relating to payments for capital lease obligations, and (iii) $6.6 million of dividends paid to the Company’s stockholders.

Adjusted EBITDA: EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	March 31, 2014	March 31, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$29,552	$15,401
Net (decrease)/increase in operating assets	(348)	6,652
Net increase in operating liabilities	(10,803)	(10,533)
Net interest cost	28,046	25,358
Deferred finance charges	(891)	(1,698)
Provision for losses on accounts receivable	(181)	(317)
Unrealized losses on FFA derivatives	—	(157)
Equity in affiliates, net of dividends received	11,758	3,202
Payments for drydock and special survey	2,724	2,731
Noncontrolling interest	(77)	(2,165)

Adjusted EBITDA	$59,780	$38,474

Adjusted EBITDA for the three months ended March 31, 2014 was $59.8 million as compared to $38.5 million for the same period of 2013. The $21.3 million increase in Adjusted EBITDA was primarily due to (i) a $5.4 million increase in other income, net; (ii) a $18.8 million decrease in time charter, voyage and logistics business expenses; (iii) a $2.1 million increase in net income attributable to the noncontrolling interest; (iv) a $0.1 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (v) an $8.3 million increase in equity in net earnings from affiliated companies. This overall increase of $34.7 million was mitigated by (i) a $11.7 million decrease in revenue; and (ii) a $1.7 million increase in general and administrative expenses (excluding share-based compensation expenses).

Long-Term Debt Obligations and Credit Arrangements

Secured credit facilities

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two tranches of $11.25 million each in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. During the first quarter of 2014, Navios Asia had drawn $11.25 million in order to finance the acquisition of the N Bonanza, which is repayable in ten equal semi-annual installments of $0.6 million, with a final balloon payment of $5.6 million on the last repayment date.

During the first quarter of 2014, the Company paid an amount of $5.2 million relating to scheduled repayment installments.

As of March 31, 2014, the Company had secured credit facilities with various banks with a total outstanding balance of $223.7 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to May 2022. See also the maturity table included below.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes (each as defined below). Among other events, it will be an event of default under the credit facilities if financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of March 31, 2014, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries, Navios Asia and its subsidiaries and Navios GP LLC. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2014.

Ship Mortgage Notes

In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co- Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (“the 2017 Notes”). In July 2012, the Mortgage Notes Co- Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The 2022 Notes are guaranteed by all of the Company’s subsidiaries that guarantee the 2019 Notes. The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co- Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2014.

Navios Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Logistics Senior Notes”). On March 12, 2013, the Logistics Co-Issuers issued $90.0 million in aggregate principal amount of Additional 2019 Logistics Senior Notes (together with the Existing 2019 Logistics Senior Notes, the “2019 Logistics Senior Notes”) at a premium, with a price of 103.750%.

The Logistics Co-Issuers were in compliance with the covenants as of March 31, 2014.

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375.0 million of its 7.25% senior notes due 2022 (the “2022 Logistics Notes). The 2022 Logistics Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), which is deemed to be minor, and Logistics Finance, which is the co-issuer of the 2022 Logistics Notes. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2022 Logistics-Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

On May 5, 2014, the Logistics Co-Issuers completed a cash tender offer (the “Logistics Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Logistics Senior Notes for a total amount of $305.6 million including $22.2 million of tender premium fess, for any and all of their outstanding 2019 Logistics Senior Notes. After the purchase by the Logistics Co-Issuers of all of the 2019 Logistics Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $6.6 million in aggregate principal amount of the 2019 Logistics Senior Notes remained outstanding. On May 22, 2014, the Logistics Co-Issuers redeemed for cash all 2019 Logistics Senior Notes that remained outstanding after the completion of the Logistics Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Logistics Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date.

The annual weighted average interest rates of the Company’s total borrowings were 7.46% and 7.81% for the three month periods ended March 31, 2014 and 2013, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2014, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
March 31, 2015	$20.4
March 31, 2016	20.6
March 31, 2017	20.9
March 31, 2018	20.9
March 31, 2019	401.1
March 31, 2020 and thereafter	1,030.3

Total	$1,514.2

Contractual Obligations:

	March 31, 2014
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1)	$1,514.2	$20.4	$41.5	$422.0	$1,030.3
Operating Lease Obligations (Time Charters) for vessels in operation(5)	392.4	77.0	117.6	100.2	97.6
Operating Lease Obligations (Time Charters) for vessels to be delivered(4)	341.2	—	44.9	79.7	216.6
Operating Lease Obligations Push Boats and Barges	0.3	0.2	0.1	—	—
Capital Lease Obligations	23.4	1.4	22.0	—	—
Dry vessel deposits(3)	121.0	58.2	62.8	—	—
Navios Logistics contractual payments(4)	51.9	35.1	16.8	—	—
Rent Obligations(2)	13.8	3.2	5.8	4.2	0.6

Total	$2,337.2	$137.3	$248.7	$606.1	$1,345.1

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes and the 2022 Notes of Navios Holdings, and the 2019 Logistics Senior Notes.

(2)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics.
(3)	Future remaining contractual deposit for three newbuilding owned vessels, one of which is expected to be delivered in the second quarter of 2014 and two of which are expected to be delivered in the fourth quarter of 2015.
(4)	As of March 31, 2014, Navios Logistics had future remaining contractual payments for the acquisition of (a) four pushboats; (b) six barges; and (c) 72 dry barges.
(5)	Approximately 38% of the time charter payments included above are estimated to relate to operational costs for these vessels.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of March 31, 2014, Navios Holding’s undrawn amount relating to the Navios Revolving Loans was $6.8 million.

Working Capital Position

On March 31, 2014, Navios Holdings’ current assets totaled $369.8 million, while current liabilities totaled $164.6 million, resulting in a positive working capital position of $205.2 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2014 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2014.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20.3 million. During the three months ended March 31, 2014, Navios Logistics paid $0.6 million and as of March 31, 2014 the purchase price of the pushboats had been paid in full.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19.1 million and on October 8, 2013 Navios Logistics exercised the option for the construction of an additional 36 dry barges for a total consideration of $19.1 million, based on the initial agreement. As of March 31, 2014, Navios Logistics had paid $13.4 million for the construction of the new barges which are expected to be delivered in the second quarter of 2014.

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17.6 million, of which $6.4 million was paid from the Company’s and noncontrolling shareholders’ cash and $11.3 million was financed through a loan.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7.4 million each. As of March 31, 2014, Navios Logistics had paid $4.4 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2015.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on May 15, 2014, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the first quarter of 2014, payable on June 26, 2014 to stockholders of record as of June 18, 2014. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three months ended March 31, 2014 and 2013, no customer accounted for more than 10% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of March 31, 2014, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2014, no claims had been submitted to Navios Holdings.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

As of March 31, 2014, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to a total of approximately $0.7 million. According to the agreement governing the Horamar acquisition, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders. As a result, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €1.0 million (approximately $1.3 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis Chartering and Shipping Inc. (“Acropolis”), as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2014 and December 31, 2013, the carrying amount of the investment was $0.5 million and $0.4 million, respectively. Commissions charged from Acropolis for the three month periods ended March 31, 2014 and 2013 were for both periods less than $0.1 million. During the three month periods ended March 31, 2014 and 2013, the Company did not receive any dividends. Included in the trade accounts payable at both March 31, 2014 and December 31, 2013 was an amount of $0.1 million, which was due to Acropolis.

Vessels Charter Hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year, with two six-month extension options granted to the Company, at a net daily rate of $12,000 plus profit sharing. In April 2014, the Company exercised its option to extend this charter for approximately one year. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. In February 2014, the Company exercised its first option to extend this charter for six months.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months. In December 2013, the Company exercised its option to extend this charter. The extended term of this charter is approximately six months at a net daily rate of $11,000 plus profit sharing. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10,000.

In July 2013, the Company chartered-in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel for a net daily rate of $15,000. The charter-in contract was completed in October 2013.

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013.

Total charter hire expense for all vessels for the three month periods ended March 31, 2014 and 2013 were $6.3 million and $3.3 million, respectively, and were included in the statement of comprehensive income/(loss) under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (iv) $6,500 daily rate per Container vessel effective from delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2014 and 2013 amounted to $12.0 million and $8.5 million, respectively.

Pursuant to its Management Agreement dated May 28, 2010, as amended on May 4, 2012, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing Management Agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of the Navios Acquisition owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being

$6,000 daily rate per MR2 product tanker and chemical tanker vessel, $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Acquisition at cost at occurrence for all vessels. Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse the Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended March 31, 2014 and 2013 amounted to $22.3 million and $14.1 million, respectively.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2014 and 2013 amounted to $4.4 million and $0, respectively.

Navios Partners Guarantee: In November 2012 (as amended to update for charters in March 2014) the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters. See also “Off-Balance Sheet Arrangements”

General and Administrative Expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $1.5 million and $1.1 million, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $1.7 million and $0.7 million, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $0.2 million for both periods, and have been eliminated upon consolidation.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $0.2 million and $0, respectively.

Pursuant to a management agreement dated May 15, 2013 and until May 2014 when Navios Holdings acquired the 49% noncontrolling interest in Navios Asia, Navios Holdings provided commercial and administrative services to Navios Asia’s vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The annual fee that Navios Asia pays to Navios Holdings is $50,000 per vessel. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 was less than $0.1 million and $0, respectively. The general and administrative fees have been eliminated upon consolidation.

Balance Due from Affiliates (Navios Partners and Navios Acquisition): Balance due from affiliates as of March 31, 2014 amounted to $16.5 million (December 31, 2013: $12.1 million) which included the current amounts due from Navios Partners and Navios Acquisition of $1.3 million (December 31, 2013: $0.4 million) and $8.9 million (December 31, 2013: $6.5 million), respectively, and the non-current amount of $6.3 million (December 31, 2013: $5.1 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus Agreements: In June 2009, Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2014 and December 31, 2013, the unamortized deferred gain for all vessels and rights sold totaled $18.5 million and $21.6 million, respectively, and for the three month periods ended March 31, 2014 and 2013, Navios Holdings recognized $3.1 million and $2.7 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40.0 million, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of March 31, 2014, the outstanding amount under this facility was $0 (December 31, 2013: $0).

Navios Europe: Current balance due from Navios Europe as of March 31, 2014 amounted to $3.0 million (December 31, 2013: $1.4 million) and mainly consists of management fees and other expenses.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”).

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2014, Navios Holdings’ portion of the outstanding amount relating to its portion of the investment in Navios Europe (47.5% of the $10.0 million) is $4.8 million (December 31, 2013: $4.8 million), under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans is $4.7 million (December 31, 2013: $2.7 million), under caption “Loan receivable from affiliate companies.” As of March 31, 2014, the amount undrawn from the Navios Revolving Loans was $14.2 million (December 31, 2013: $18.5 million), of which Navios Holdings is committed to fund $6.8 million (December 31, 2013: $8.8 million).

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On March 31, 2014 and December 31, 2013, Navios Holdings had a total of $1,514.2 million and $1,508.1 million, respectively, of long-term indebtedness (excluding the premium related to the 2019 Logistics Senior Notes). The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and certain Navios Logistics’ loans discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of March 31, 2014, the outstanding amount of the Company’s floating rate loan facilities was $224.2 million. The interest rate on the 2019 Notes, the 2022 Notes, and the 2019 Logistics Senior Notes is fixed and, therefore, changes in interest rates affect their fair value, which as of March 31, 2014 was $1,334.0 million, but do not affect the related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the three months ended March 31, 2014 by $0.6 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 64.2% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2014 would change net income by approximately $0.3 million for the three months ended March 31, 2014.

FFAs Derivative Risk

Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts. The Company records all of its derivative financial instruments and hedges as economic hedges.

At March 31, 2014 and December 31, 2013, none of the “mark to market” positions of the open drybulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of comprehensive (loss)/income.

Navios Holdings may be exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings may trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of March 31, 2014, a change in underlying freight market indices would not have any effect on our net income.

Critical Accounting Policies

The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe and Korea Line Corporation for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

As of March 31, 2014, management considers the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

During the three month period ended March 31, 2014, the Company did not recognize any charges in its statement of comprehensive income.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	March 31, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$218,965	$187,831
Restricted cash		1,885	2,041
Accounts receivable, net		80,176	86,219
Due from affiliate companies	8	13,286	8,328
Inventories		26,977	26,588
Prepaid expenses and other current assets		28,547	28,979

Total current assets		369,836	339,986

Deposits for vessel acquisitions	3	17,009	28
Vessels, port terminals and other fixed assets, net	3	1,817,547	1,808,855
Other long-term assets		68,122	67,977
Long-term receivable from affiliate companies	8	6,330	5,144
Loan receivable from affiliate companies	8	4,684	2,660
Investments in affiliates	8,13	345,646	335,303
Investments in available-for-sale securities	13	6,521	7,660
Intangible assets other than goodwill	4	186,813	191,664
Goodwill		160,336	160,336

Total non-current assets		2,613,008	2,579,627

Total assets		$2,982,844	$2,919,613

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$53,073	$51,692
Accrued expenses and other liabilities		76,802	64,199
Deferred income and cash received in advance	8	12,894	13,215
Current portion of capital lease obligations		1,412	1,400
Current portion of long-term debt	5	20,386	19,261

Total current liabilities		164,567	149,767

Senior and ship mortgage notes, net of discount and including premium	5	1,293,107	1,293,156
Long-term debt, net of current portion	5	203,812	198,832
Capital lease obligations, net of current portion		22,009	22,359
Unfavorable lease terms	4	25,840	27,074
Other long-term liabilities and deferred income	8	23,133	25,221
Deferred tax liability		14,517	13,869

Total non-current liabilities		1,582,418	1,580,511

Total liabilities		1,746,985	1,730,278

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 28,479 and 8,479 issued and outstanding as of March 31, 2014 and December 31, 2013, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 104,399,916 and 104,261,029 issued and outstanding as of March 31, 2014 and December 31, 2013, respectively.		10	10
Additional paid-in capital		602,209	552,778
Accumulated other comprehensive loss		(12,311)	(11,172)
Retained earnings		518,750	524,079

Total Navios Holdings’ stockholders’ equity		1,108,658	1,065,695

Noncontrolling interest		127,201	123,640

Total stockholders’ equity		1,235,859	1,189,335

Total liabilities and stockholders’ equity		$2,982,844	$2,919,613

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
		(unaudited)	(unaudited)
Revenue	11	$122,191	$133,837
Time charter, voyage and logistics business expenses	8	(51,178)	(70,008)
Direct vessel expenses		(28,328)	(27,695)
General and administrative expenses		(11,031)	(8,962)
Depreciation and amortization	2,3,4	(25,674)	(24,323)
Interest income/(expense) and finance cost, net		(28,046)	(25,358)
Other income/(expense), net	10	2,066	(3,304)

Loss before equity in net earnings of affiliated companies		(20,000)	(25,813)
Equity in net earnings of affiliated companies	8	22,418	14,123

Income/(loss) before taxes		$2,418	$(11,690)
Income tax (expense)/benefit		(288)	3,700

Net income/(loss)		2,130	(7,990)
Less: Net income attributable to the noncontrolling interest		(77)	(2,165)

Net income/(loss) attributable to Navios Holdings common stockholders		$2,053	$(10,155)

Income/(loss) attributable to Navios Holdings common stockholders, basic	12	$826	$(10,632)

Income/(loss) attributable to Navios Holdings common stockholders, diluted	12	$826	$(10,632)

Basic earnings/(loss) per share attributable to Navios Holdings common stockholders		$0.01	$(0.10)

Weighted average number of shares, basic	12	102,486,242	101,759,391

Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders		$0.01	$(0.10)

Weighted average number of shares, diluted	12	104,927,563	101,759,391

Other Comprehensive income/(loss)
Unrealized holding (loss)/income on investments in available for sale securities		$(1,139)	$235

Total other comprehensive (loss)/income		$(1,139)	$235

Total comprehensive income/(loss)		$991	$(7,755)
Comprehensive income attributable to the noncontrolling interest		(77)	(2,165)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders		$914	$(9,920)

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income/(loss)		$2,130	$(7,990)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash adjustments		18,995	22,241
Decrease/(increase) in operating assets		348	(6,652)
Increase in operating liabilities		10,803	10,533
Payments for drydock and special survey costs		(2,724)	(2,731)

Net cash provided by operating activities		29,552	15,401

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(2,233)	(51,495)
Acquisition of vessels	3	(17,634)	—
Deposits for vessels acquisitions		(16,981)	—
Dividends from affiliate companies		3,649	1,300
Acquisition of intangible assets		—	(2,092)
Loan to affiliate company		(2,024)	—
Loan repayment from affiliate company	8	—	35,000
Increase in long-term receivable from affiliate companies	8	(881)	(2,099)
Purchase of property, equipment and other fixed assets	3	(12,229)	(7,394)

Net cash used in investing activities		(48,333)	(26,780)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	5	(5,145)	(33,042)
Proceeds from long-term loans, net of deferred finance fees		10,720	—
Proceeds from issuance of senior notes including premium, net of debt issuance costs	5	—	90,569
Dividends paid		(7,382)	(6,613)
Issuance of common stock		630	—
Payments of obligations under capital leases		(338)	(326)
Proceeds from issuance of preferred stock	9	47,803	—
Contribution from noncontrolling shareholders		3,484	—
Decrease in restricted cash		143	13,801

Net cash provided by financing activities		49,915	64,389

Increase in cash and cash equivalents		31,134	53,010

Cash and cash equivalents, beginning of period		187,831	257,868

Cash and cash equivalents, end of period		$218,965	$310,878

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$15,778	$16,607
Cash paid for income taxes		$—	$311
Non-cash investing and financing activities
Investments in available-for-sale securities		$—	$3,371

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Non- controlling Interest	Total Equity
Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039
Net (loss)/income	—	—	—	—	—	(10,155)	—	(10,155)	2,165	(7,990)
Total other comprehensive income	—	—	—	—	—	—	235	235	—	235
Stock-based compensation expenses	—	—	—	—	666	—	—	666	—	666
Cancellation of shares	—	—	(11,202)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(6,613)	—	(6,613)	—	(6,613)

Balance March 31, 2013 (unaudited)	8,479	$—	103,244,207	$10	$548,043	$642,779	$(323)	$1,190,509	$118,828	$1,309,337

Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net income	—	—	—	—	—	2,053	—	2,053	77	2,130
Total other comprehensive loss	—	—	—	—	—	—	(1,139)	(1,139)	—	(1,139)
Issuance of preferred stock, net of expenses (Note 9)	20,000	—	—	—	47,803	—	—	47,803	—	47,803
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	3,484	3,484
Stock-based compensation expenses	—	—	139,387	—	1,628	—	—	1,628	—	1,628
Cancellation of shares	—	—	(500)	—	—	—	—		—	—
Dividends declared/ paid	—	—	—	—	—	(7,382)	—	(7,382)	—	(7,382)

Balance March 31, 2014 (unaudited)	28,479	$—	104,399,916	$10	$602,209	$518,750	$(12,311)	$1,108,658	$127,201	$1,235,859

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

On August 25, 2005, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. As of March 31, 2014, Navios Holdings owns 63.8% of Navios Logistics.

Navios Asia

In May 2013, Navios Holdings formed Navios Asia LLC (“Navios Asia”) in partnership with a third party. As of March 31, 2014, Navios Holdings owned 51.0% of Navios Asia. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the 49% noncontrolling interest.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters.

As of March 31, 2014, Navios Holdings owned a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of March 31, 2014, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.1% and its economic interest was 46.4%.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S.GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. The December 31, 2013 balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2013 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

For the three month period ended March 31, 2013, the Company has revised its statement of cash flows to appropriately classify the amount of $1,300 from operating cash inflows to investing cash inflows for dividends it received from one of its equity affiliate investees. These dividends represent a return of the investment (investing activity) rather than a return on the investment (operating activity).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned and Navios Asia, which is 51.0% owned.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of March 31, 2014 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of March 31, 2014 was 46.4%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (ownership interest as of March 31, 2014 was 50.0%); and (iv) Navios Europe and its subsidiaries (ownership interest as of March 31, 2014 was 47.5%).

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS

Vessels, Port Terminals and Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$2,233,353	$(424,498)	$1,808,855
Additions	30,812	(22,053)	8,759
Write-off	(211)	144	(67)

Balance March 31, 2014	$2,263,954	$(446,407)	$1,817,547

Deposits for Vessel Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively. Both vessels are scheduled for delivery in the fourth quarter of 2015. The vessels will be financed with debt and cash from operations. As of March 31, 2014, Navios Holdings has paid as deposits for both vessels $17,009.

Vessels Acquisitions

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17,634, of which $6,384 was paid from the Company’s and noncontrolling shareholders’ cash and $11,250 was financed through a loan.

Navios Logistics

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20,250. During the three months ended March 31, 2014, Navios Logistics paid $583 and as of March 31, 2014 the purchase price of the pushboats had been paid in full.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19,080 and on October 8, 2013 Navios Logistics exercised the option for the construction of an additional 36 dry barges for a total consideration of $19,080, based on the initial agreement. As of March 31, 2014, Navios Logistics had paid $13,356 for the construction of the new barges, which are expected to be delivered in the second quarter of 2014.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,400 each. As of March 31, 2014, Navios Logistics had paid $4,440 for the construction of the new pushboats, which are expected to be delivered in the first quarter of 2015.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	March 31, 2014	December 31, 2013
Intangible assets
Acquisition Cost (*) (**)	$379,117	$379,117
Accumulated amortization	(192,304)	(187,453)

Total Intangible assets net book value	186,813	191,664

Unfavorable lease terms
Acquisition Cost (***)	(121,028)	(121,028)
Accumulated amortization	95,188	93,954

Unfavorable lease terms net book value	(25,840)	(27,074)

Total Intangibles net book value	$160,973	$164,590

(*)	As of March 31, 2014, intangible assets associated with favorable lease terms included an amount of $21,782 related to purchase options for the vessels.
(**)	On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), a Uruguayan company, for a total consideration of $2,092. Enersur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics accounted for the acquisition as an asset acquisition and as a result, an intangible asset related to the contractual rights of $2,092 was recorded under port terminals operating rights.
(***)	As of March 31, 2014, the intangible liability associated with the unfavorable lease terms included an amount of $9,405 related to purchase options held by third parties.

Amortization expense, net for the three month periods ended March 31, 2014 and 2013 amounted to $3,620 and $3,608, respectively.

The remaining aggregate amortization of acquired intangibles as of March 31, 2014 will be as follows:

Period
Year One	$13,531
Year Two	14,819
Year Three	15,683
Year Four	9,769
Year Five	5,091
Thereafter	89,703

Total	$148,596

NOTE 5: BORROWINGS

Borrowings, as of March 31, 2014 and December 31, 2013, consisted of the following:

Facility	March 31, 2014	December 31, 2013
Secured credit facilities	$223,686	$217,565
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000
2019 Logistics Senior Notes	290,000	290,000
Navios Logistics other long-term loans	512	528

Total borrowings	1,514,198	1,508,093
Plus: unamortized premium	3,107	3,156
Less: current portion	(20,386)	(19,261)

Total long-term borrowings	$1,496,919	$1,491,988

Secured credit facilities

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two tranches of $11,250 each in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. During the first quarter of 2014, Navios Asia had drawn $11,250 in order to finance the acquisition of N Bonanza, which is repayable in ten equal semi-annual installments of $563, with a final balloon payment of $5,625 on the last repayment date.

During the first quarter of 2014, the Company paid an amount of $5,129 relating to scheduled repayment installments.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2014, the Company had secured credit facilities with various banks with a total outstanding balance of $223,686. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to May 2022. See also the maturity table included below.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates together own less than 20% of the outstanding share capital of Navios Holdings.

As of March 31, 2014, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries, Navios Asia and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2014.

Ship Mortgage Notes

In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The 2022 Notes are guaranteed by all of the Company’s subsidiaries that guarantee the 2019 Notes. The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2014.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Logistics Senior Notes”). On March 12, 2013, the Logistics Co-Issuers issued $90,000 in aggregate principal amount of 9.25% Logistics Senior Notes due 2019 (the “Additional 2019 Logistics Senior Notes”, and together with the Existing 2019 Logistics Senior Notes, the “2019 Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional 2019 Logistics Senior Notes issued in March 2013 are identical to the $200,000 Existing 2019 Logistics Senior Notes and are part of the same class and together with the Additional 2019 Logistics Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), which is deemed to be minor, and Logistics Finance which is the co-issuer of the 2019 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See also Note 15 for the redemption of 2019 Logistics Senior Notes and for a discussion of the Navios Logistics and Navios Logistics Finance (US) Inc. 7.25% senior notes due 2022.

The 2019 Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of March 31, 2014.

The annual weighted average interest rates of the Company’s total borrowings were 7.46% and 7.81% for the three month periods ended March 31, 2014 and 2013, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2014, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
March 31, 2015	$20,386
March 31, 2016	20,636
March 31, 2017	20,886
March 31, 2018	20,886
March 31, 2019	401,136
March 31, 2020 and thereafter	1,030,268

Total	$1,514,198

NOTE 6: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Forward Freight Agreements (FFAs)

Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

At March 31, 2014 and December 31, 2013, none of the “mark-to-market” positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of comprehensive income.

The net losses from FFAs recorded in the statement of comprehensive income amounted to $0 and $173 for the three month periods ended March 31, 2014 and 2013, respectively.

During each of the three month periods ended March 31, 2014 and 2013, the changes in net unrealized losses on FFAs amounted to $0 and $157, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The 2019 Notes and 2022 Notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term receivable from affiliate companies: The carrying amount of the floating rate payable approximates its fair value.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectable are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$218,965	$218,965	$187,831	$187,831
Restricted cash	$1,885	$1,885	$2,041	$2,041
Accounts receivable, net	$80,176	$80,176	$86,219	$86,219
Investments in available-for-sale-securities	$6,521	$6,521	$7,660	$7,660
Loan receivable from affiliate companies	$4,684	$4,684	$2,660	$2,660
Long-term receivable from affiliate companies	$6,330	$6,330	$5,144	$5,144
Accounts payable	$53,073	$53,073	$(51,692)	$(51,692)
Capital lease obligations, including current portion	$(23,421)	$(23,421)	$(23,759)	$(23,759)
2017 Notes and 2022 Notes including premium and net of discount	$(1,293,107)	$(1,334,047)	$(1,293,156)	$(1,326,897)
Long-term debt, including current portion	$(224,198)	$(224,198)	$(218,093)	$(218,093)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2014
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,521	$6,521	$—	$—

Total	$6,521	$6,521	$—	$—

	Fair Value Measurements as of December 31, 2013
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$7,660	$7,660	$—	$—

Total	$7,660	$7,660	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$218,965	$218,965	$—	$—
Restricted cash	$1,885	$1,885	$—	$—
Senior and ship mortgage notes, net of discount	$(1,334,047)	$(1,334,047)	$—	$—
Capital lease obligations, including current portion (1)	$(23,421)	$—	$(23,421)	$—
Long-term debt, including current portion (1)	$(224,198)	$—	$(224,198)	$—
Loan receivable from affiliate company (2)	$4,684	$—	$4,684	$—
Long-term receivable from affiliate companies (2)	$6,330	$—	$6,330	$—

	Fair Value Measurements at December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$187,831	$187,831	$—	$—
Restricted cash	$2,041	$2,041	$—	$—
Senior and ship mortgage notes, net of discount	$(1,326,897)	$(1,326,897)	$—	$—
Capital lease obligations, including current portion (1)	$(23,759)	$—	$(23,759)	$—
Long-term debt, including current portion (1)	$(218,093)	$—	$(218,093)	$—
Loan receivable from affiliate company (2)	$2,660	$—	$2,660	$—
Long-term receivable from affiliate companies (2)	$5,144	$—	$5,144	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate company and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of March 31, 2014, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2013: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through 2021. As of March 31, 2014, the remaining liability related to these pre-acquisition contingencies amounted to $684 ($829 in 2013) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is expected to be immaterial to the financial statements individually and in the aggregate and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2026.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2014, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	Amounts in thousands of U.S. Dollars
	In Operation	To be delivered	Total
March 31, 2015	$76,999	$157	$77,156
March 31, 2016	61,286	14,716	76,002
March 31, 2017	56,323	30,237	86,560
March 31, 2018	51,877	39,846	91,723
March 31, 2019	48,342	39,876	88,218
March 31, 2020 and thereafter	97,570	216,630	314,200

Total	$392,397	$341,462	$733,859

As of March 31, 2014, Navios Logistics has obligations related to the acquisition of new dry barges, the acquisition of three new pushboats and the acquisition of the chartered-in fleet of $24,804, $17,760 and $9,308, respectively. The table below reflects the remaining future payments of these commitments.

Amounts in thousands of U.S. Dollars
March 31, 2015	$35,091
March 31, 2016	14,854
March 31, 2017	1,927

Total	$51,872

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €959 (approximately $1,319) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended March 31, 2014 and 2013 were $0 and $11, respectively. During the three month periods ended March 31, 2014 and 2013, the Company did not receive any dividends. Included in the trade accounts payable for both March 31, 2014 and December 31, 2013 was an amount of $76, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company exercised its option to extend this charter for approximately one year. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. In February 2014, the Company exercised its first option to extend this charter for six months.

In May 2013, the Company chartered in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The extended term of this charter is approximately six months at a net daily rate of $11.0 plus profit sharing. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In July 2013, the Company chartered in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10.0.

In July 2013, the Company chartered in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel for a net daily rate of $15.0. The charter-in-contract was completed in October 2013.

In July 2013, the Company chartered in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013.

Total charter hire expense for all vessels for the three month periods ended March 31, 2014 and 2013 were $6,345 and $3,331, respectively, and were included in the statement of comprehensive income under “Time charter, voyage and logistics business expenses”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (iv) $6.5 daily rate per Container vessel effective from delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2014 and 2013 amounted to $12,005 and $8,492, respectively.

Pursuant to its Management Agreement dated May 28, 2010, as amended on May 4, 2012, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing Management Agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel, $7.0 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse the Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended March 31, 2014 and 2013 amounted to $22,300 and $14,098, respectively.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2014 and 2013 amounted to $4,438 and $0, respectively.

Navios Partners Guarantee: In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2014, no claims had been submitted to Navios Holdings.

General & administrative expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $1,486 and $1,050, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $1,695 and $659, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $190 and $170, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $197 and $0.

Pursuant to a management agreement dated May 15, 2013, Navios Holdings provides commercial and administrative services to Navios Asia’s vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The agreement will continue unless terminated by either party. The annual fee that Navios Asia pays to Navios Holdings is $50 per vessel. Total general and administrative fees charged for the three month periods ended March 31, 2014 and 2013 amounted to $22 and $0, respectively. The general and administrative fees have been eliminated upon consolidation.

Balance due from affiliates (excluding Navios Europe): Balance due from affiliate as of March 31, 2014 amounted to $16,528 (December 31, 2013: $12,065) which included the current amounts due from Navios Partners and Navios Acquisition, which were $1,348 (December 31, 2013: $390) and $8,850 (December 31, 2013: $6,530), respectively, and the non-current amount of $6,330 (December 31, 2013: $5,144) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2014 and December 31, 2013, the unamortized deferred gain for all vessels and rights sold totaled $18,505 and $21,578, respectively, and for the three month periods ended March 31, 2014 and 2013, Navios Holdings recognized $3,074 and $2,701, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40,000, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of March 31, 2014, the outstanding amount under this facility was $0 (December 31, 2013: $0).

Balance due from Navios Europe: Current balance due from Navios Europe as of March 31, 2014, amounted to $2,950 (December 31, 2013: $1,407) and mainly consists of management fees and other expenses.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2014, Navios Holdings’ portion of the outstanding amount relating to portion of the investment in Navios Europe (47.5% of the $10,000) is $4,750 (December 31, 2013: $4,750), under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $4,684 (December 31, 2013: $2,660), under the caption “Loan receivable from affiliate companies.” As of March 31, 2014, the amount undrawn from the revolving facility was $14,240 (December 31, 2013: $18,500), of which Navios Holdings is committed to fund $6,764 (December 31, 2013: $8,788).

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During the three month periods ended March 31, 2014 and 2013, pursuant to the stock plan approved by the by the Board of Directors, 139,387 and 87,750 shares were issued following the exercise of options for a total of $630 and $279, respectively.

During the three month periods ended March 31, 2014 and 2013, 500 and 1,250 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Preferred Stock

On January 28, 2014, the Company completed the sale 2,000,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”), with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends will be payable quarterly in arrears on the Series G at a rate of 8.75% per annum of the stated liquidation preference. The net proceeds of $47,803 from the offering (after deducting underwriting discounts and offering expenses) will be used for general corporate purposes, including acquisition of vessels. At any time on or after January 28, 2019, the Series G may be redeemed (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefor, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Series G is recorded at fair market value on issuance.

Navios Holdings had outstanding as of March 31, 2014 and December 31, 2013, 104,399,916 and 104,261,029 shares of common stock, respectively, and 28,479 (20,000 Series G and 8,479 convertible shares of preferred stock) and 8,479 shares of convertible preferred stock, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: OTHER INCOME/(EXPENSE), NET

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4,044 (which was received in April 2014). From the total compensation, $3,551 was recorded immediately in the statement of income within the caption “Other income” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2014	Logistics Business for the Three Month Period Ended March 31, 2014	Total for the Three Month Period Ended March 31, 2014
Revenue	$76,593	$45,598	$122,191
Interest income/expense and finance cost, net	(21,330)	(6,716)	(28,046)
Depreciation and amortization	(19,607)	(6,067)	(25,674)
Equity in net earnings of affiliated companies	22,418	—	22,418
Net income/(loss) attributable to Navios Holdings common stockholders	2,166	(113)	2,053
Total assets	2,446,750	536,094	2,982,844
Goodwill	56,240	104,096	160,336
Capital expenditures	(17,702)	(12,161)	(29,863)
Investment in affiliates	345,646	—	345,646
Cash and cash equivalents	133,196	85,769	218,965
Restricted cash	1,885	—	1,885
Long-term debt (including current and noncurrent portion)	$1,223,686	$293,619	$1,517,305

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2013	Logistics Business for the Three Month Period Ended March 31, 2013	Total for the Three Month Period Ended March 31, 2013
Revenue	$60,607	$73,230	$133,837
Loss on derivatives	(173)	—	(173)
Interest income/expense and finance cost, net	(19,977)	(5,381)	(25,358)
Depreciation and amortization	(18,230)	(6,093)	(24,323)
Equity in net earnings of affiliated companies	14,123	—	14,123
Net income/(loss) attributable to Navios Holdings common stockholders	(13,943)	3,788	(10,155)
Total assets	2,428,062	566,279	2,994,341
Goodwill	56,240	104,096	160,336
Capital expenditures	(97)	(9,389)	(9,486)
Investment in affiliates	250,689	—	250,689
Cash and cash equivalents	171,423	139,455	310,878
Restricted cash	10,846	—	10,846
Long-term debt (including current and noncurrent portion)	$1,124,747	$293,904	$1,418,651

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: EARNINGS/(LOSS) PER COMMON SHARE

Earnings/(loss) per share are calculated by dividing net income/(loss) by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended March 31, 2014, 1,883,715 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share) and are therefore excluded from the calculation of diluted net income per share.

For the three month period ended March 31, 2013, 1,777,193 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended March 31, 2014	Three Month Period Ended March 31, 2013
Numerator:
Net income/(loss) attributable to Navios Holdings common stockholders	$2,053	$(10,155)
Less:
Dividend on Preferred Stock and on unvested restricted shares	(1,227)	(477)

Income/(loss) available to Navios Holdings common stockholders, basic	$826	$(10,632)

Income/(loss) available to Navios Holdings common stockholders, diluted	$826	$(10,632)

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	102,486,242	101,759,391
Dilutive potential common shares — contingently issuable shares	2,441,321	—

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	104,927,563	101,759,391

Basic net income/(loss) per share attributable to Navios Holdings common stockholders	$0.01	$(0.10)

Diluted net income/(loss) per share attributable to Navios Holdings common stockholders	$0.01	$(0.10)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Maritime Partners L.P.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February, 2014, Navios Partners completed a public offering of 6,325,000 common units, including the full exercise of the underwriters’ overallotment option, at $17.30 per unit and raised net proceeds of approximately $106,718. Navios Holdings paid $2,233 in order to retain its 2.0% general partner interest. Following this offering, Navios Holdings’ interest in Navios Partners decreased to 20.0% (which includes a 2.0% general partner interest). The Company determined that the issuance of shares qualified as sales of shares by the equity method investee. As a result, gains of $11,230 and $7,963 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2014 and 2013, respectively.

As of March 31, 2014, Navios Holdings holds a total of 14,223,763 common units, representing an 18.0% common interest in Navios Partners and the entire investment in Navios Partners is accounted for under the equity method.

As of March 31, 2014 and December 31, 2013, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $37,602 and $42,412, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Equity method income of $20,290 and $15,428 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2014 and 2013, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2014 and December 31, 2013, the carrying amount of the investment in Navios Partners accounted for under the equity method was $122,531 and $110,516, respectively.

Dividends received during the three month periods ended March 31, 2014 and 2013 were $7,435 and $7,342, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2014 and December 31, 2013, the carrying amount of the investment was $518 and $350, respectively. During the three month periods ended March 31, 2014 and 2013, no dividends were received.

Navios Maritime Acquisition Corporation

In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock, including the full exercise of the underwriters’ overallotment option at a price of $3.85 per share, raising gross proceeds of $57,558. Following this offering and as of March 31, 2014, Navios Holdings has a 43.1% voting and a 46.4% economic interest in Navios Acquisition. The Company determined that the issuance of shares qualified as sales of shares by the equity method investee. As a result, a gain of $6,193 and and a loss of $2,953 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2014 and 2013, respectively.

As of March 31, 2014 and 2013, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $8,192 and $12,052, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Equity method income of $1,809 and loss of $1,413 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2014 and 2013, respectively.

As of March 31, 2014 and December 31, 2013, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $217,824 and $219,664, respectively.

Dividends received for each of the three month periods ended March 31, 2014 and 2013 were $3,649 and $2,178, respectively.

Navios Europe

On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loan) according to a defined waterfall calculation.

The Navios Term Loans will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a variable interest entity and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe.

Navios Holdings further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of March 31, 2014 and December 31, 2013, the estimated maximum potential loss by Navios Holdings in Navios Europe would have been $9,434 and $7,410, respectively, which represents the Company’s portion of the initial investment of $4,750 (December 31, 2013: $4,750) plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $4,684 (December 31, 2013: $2,660) and does not include the undrawn portion of the Navios Revolving Loans.

Income of $152 and $0 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2014 and 2013, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	March 31, 2014			December 31, 2013
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe
Current assets	$186,961	$141,083	$13,081	$54,484	$120,801	$8,224
Non-current assets	1,155,676	1,668,974	197,391	1,195,595	1,535,860	199,760
Current liabilities	16,989	82,595	16,572	15,606	65,400	14,792
Non-current liabilities	526,621	1,229,662	197,426	527,966	1,128,439	194,829

	March 31, 2014			March 31, 2013
Income Statement	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe

Revenue	$57,498	$60,969	$8,950	$50,281	$44,172	$—

Net Income/(loss)	18,361	(12,647)	(2,431)	16,246	735	—

Investments in available-for-sale securities

During the year ended December 2013, the Company received shares of Korea Line Corporation (“KLC”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of the vessels. The shares were valued at fair value upon the day of issuance. As of both March 31, 2014 and December 31, 2013, the Company retained a total of 314,077 KLC shares. As of March 31, 2014 and December 31, 2013, the carrying amount of the available-for-sale securities related to KLC was $6,521 and $7,660, respectively.

The shares received from KLC were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than- temporary”, in which case it is transferred to statements of comprehensive income. The Company has no other types of available-for-sale securities.

As of March 31, 2014 and 2013, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive (Loss)/Income” were $12,311 and $323. During the three month periods ended March 31, 2014 and 2013, the Company did not recognize in earnings any realized losses.

NOTE 14: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes, issued on January 28, 2011, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries, Navios GP L.L.C. and Navios Asia L.L.C. and its subsidiaries. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantors Navios Logistics and its subsidiaries and Navios Asia and its subsidiaries, are 100% owned.

The Company revised the classification of certain amounts in its condensed statements of cash flows, See Note 2(a) “Basis of Presentation” for a discussion of amounts reclassified.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended March 31, 2014
Revenue	$—	$74,768	$47,423	$—	$122,191
Time charter, voyage and logistics business expenses	—	(38,018)	(13,160)	—	(51,178)
Direct vessel expenses	—	(11,941)	(16,387)	—	(28,328)
General and administrative expenses	(2,310)	(5,277)	(3,444)	—	(11,031)
Depreciation and amortization	(693)	(18,577)	(6,404)	—	(25,674)
Interest income/(expense) and finance cost, net	(19,693)	(1,454)	(6,899)	—	(28,046)
Other (expense)/income, net	(15)	2,898	(817)	—	2,066

(Loss)/income before equity in net earnings of affiliated companies	(22,711)	2,399	312	—	(20,000)
(Loss)/income from subsidiaries	6,639	35	—	(6,674)	—
Equity in net earnings of affiliated companies	18,125	3,393	900	—	22,418

Loss before taxes	2,053	5,827	1,212	(6,674)	2,418
Income tax (expense)/benefit	—	(88)	(200)	—	(288)

Net loss	2,053	5,739	1,012	(6,674)	2,130
Less: Net loss attributable to the noncontrolling interest	—	—	(77)	—	(77)

Net income/(loss) attributable to Navios Holdings common stockholders	$2,053	$5,739	$935	$(6,674)	$2,053

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(1,139)	$(1,139)	$—	$1,139	$(1,139)

Total other comprehensive loss	$(1,139)	$(1,139)	$—	$1,139	$(1,139)

Total comprehensive loss	$914	$4,600	$1,012	$(5,535)	$991
Comprehensive loss attributable to noncontrolling interest	—	—	(77)	—	(77)

Total comprehensive income attributable to Navios Holdings common stockholders	$914	$4,600	$935	$(5,535)	$914

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended March 31, 2013
Revenue	$—	$60,607	$73,230	$—	$133,837
Time charter, voyage and logistics business expenses	—	(34,539)	(35,469)	—	(70,008)
Direct vessel expenses	—	(9,471)	(18,224)	—	(27,695)
General and administrative expenses	(1,470)	(4,422)	(3,070)	—	(8,962)
Depreciation and amortization	(693)	(17,537)	(6,093)	—	(24,323)
Interest income/(expense) and finance cost, net	(18,300)	(1,677)	(5,381)	—	(25,358)
Loss on derivatives	—	(173)	—	—	(173)
Other (expense)/income, net	37	(358)	(2,810)	—	(3,131)

(Loss)/income before equity in net earnings of affiliated companies	(20,426)	(7,570)	2,183	—	(25,813)
Income from subsidiaries	(269)	3,788	—	(3,519)	—
Equity in net earnings of affiliated companies	10,540	2,809	774	—	14,123

Income before taxes	(10,155)	(973)	2,957	(3,519)	(11,690)
Income tax (expense)/benefit	—	(70)	3,770	—	3,700

Net income	(10,155)	(1,043)	6,727	(3,519)	(7,990)
Less: Net income attributable to the noncontrolling interest	—	—	(2,165)	—	(2,165)

Net (loss)/income attributable to Navios Holdings common stockholders	$(10,155)	$(1,043)	$4,562	$(3,519)	$(10,155)

Other Comprehensive income
Unrealized holdings loss on investments in available-for-sale securities	$235	$235	$—	$(235)	$235

Total other comprehensive income	$235	$235	$—	$(235)	$235

Total comprehensive loss	$(9,920)	$(808)	$6,727	$(3,754)	$(7,755)
Comprehensive income attributable to noncontrolling interest	—	—	(2,165)	—	(2,165)

Total comprehensive loss attributable to Navios Holdings common stockholders	$(9,920)	$(808)	$4,562	$(3,754)	$(9,920)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of March 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$65,959	$63,890	$89,116	$—	$218,965
Restricted cash	—	1,885	—	—	1,885
Accounts receivable, net	—	56,701	23,475	—	80,176
Intercompany receivables	—	—	71,305	(71,305)	—
Due from affiliate companies	6,582	6,782	—	(78)	13,286
Prepaid expenses and other current assets, including inventories	—	37,619	17,905	—	55,524

Total current assets	72,541	166,877	201,801	(71,383)	369,836

Vessels, port terminals and other fixed assets, net	—	1,378,687	438,860	—	1,817,547
Deposits for vessel acquisitions	—	17,009	—	—	17,009
Investments in subsidiaries	1,633,087	290,071	—	(1,923,158)	—
Investment in available-for-sale securities	—	6,521	—	—	6,521
Investment in affiliates	331,332	540	13,774	—	345,646
Long-term receivable from affiliate companies	—	6,330	—	—	6,330
Loan receivable from affiliate companies	—	4,684	—	—	4,684
Other long-term assets	18,938	18,875	30,309	—	68,122
Goodwill and other intangibles	91,679	94,601	160,869	—	347,149

Total non-current assets	2,075,036	1,817,318	643,812	(1,923,158)	2,613,008

Total assets	$2,147,577	$1,984,195	$845,613	$(1,994,541)	$2,982,844

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$131	$28,102	$24,840	$—	$53,073
Accrued expenses	22,328	30,384	24,090	—	76,802
Deferred income and cash received in advance	—	9,051	3,843	—	12,894
Due to affiliate companies	—	—	78	(78)	—
Intercompany payables	16,460	50,380	4,465	(71,305)	—
Current portion of capital lease obligations	—	—	1,412	—	1,412
Current portion of long-term debt	—	18,067	2,319	—	20,386

Total current liabilities	38,919	135,984	61,047	(71,383)	164,567

Long-term debt, net of current portion	1,000,000	183,119	313,800	—	1,496,919
Capital lease obligations, net of current portion	—	—	22,009	—	22,009
Unfavorable lease terms	—	25,840	—	—	25,840
Other long-term liabilities and deferred income	—	16,350	6,783	—	23,133
Deferred tax liability	—	—	14,517	—	14,517

Total non-current liabilities	1,000,000	225,309	357,109	—	1,582,418

Total liabilities	1,038,919	361,293	418,156	(71,383)	1,746,985

Noncontrolling interest	—	—	127,201	—	127,201
Total Navios Holdings stockholders’ equity	1,108,658	1,622,902	300,256	(1,923,158)	1,108,658

Total liabilities and stockholders’ equity	$2,147,577	$1,984,195	$845,613	$(1,994,541)	$2,982,844

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$33,769	$65,348	$88,714	$—	$187,831
Restricted cash	—	2,041	—	—	2,041
Accounts receivable, net	—	64,656	21,563	—	86,219
Intercompany receivables	—	48,395	71,305	(119,700)	—
Due from affiliate companies	4,861	3,548	—	(81)	8,328
Prepaid expenses and other current assets, including inventories	—	37,843	17,724	—	55,567

Total current assets	38,630	221,831	199,306	(119,781)	339,986

Vessels, port terminal and other fixed assets, net	—	1,395,236	413,647	—	1,808,883
Investments in subsidiaries	1,633,052	286,413	—	(1,919,465)	—
Investment in available-for-sale securities	—	7,660	—	—	7,660
Investment in affiliates	318,399	5,122	11,782	—	335,303
Long-term receivable from affiliate companies	—	5,144	—	—	5,144
Loan receivable from affiliate companies	—	2,660	—	—	2,660
Other long-term assets	19,079	20,040	28,858	—	67,977
Goodwill and other intangibles	92,372	97,813	161,815	—	352,000

Total non-current assets	2,062,902	1,820,088	616,102	(1,919,465)	2,579,627

Total assets	$2,101,532	$2,041,919	$815,408	$(2,039,246)	$2,919,613

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$267	$27,370	$24,055	$—	$51,692
Accrued expenses and other liabilities	16,307	29,528	18,364	—	64,199
Deferred income and cash received in advance	—	12,170	1,045	—	13,215
Due to affiliate companies	—	—	81	(81)	—
Intercompany payables	19,263	97,343	3,094	(119,700)	—
Current portion of capital lease obligations	—	—	1,400	—	1,400
Current portion of long-term debt	—	18,067	1,194	—	19,261

Total current liabilities	35,837	184,478	49,233	(119,781)	149,767

Long-term debt, net of current portion	1,000,000	188,248	303,740	—	1,491,988
Capital lease obligations, net of current portion	—	—	22,359	—	22,359
Unfavorable lease terms	—	27,074	—	—	27,074
Other long-term liabilities and deferred income	—	18,352	6,869	—	25,221
Deferred tax liability	—	—	13,869	—	13,869

Total non-current liabilities	1,000,000	233,674	346,837	—	1,580,511

Total liabilities	1,035,837	418,152	396,070	(119,781)	1,730,278

Noncontrolling interest	—	—	123,640	—	123,640
Total Navios Holdings stockholders’ equity	1,065,695	1,623,767	295,698	(1,919,465)	1,065,695

Total liabilities and stockholders’ equity	$2,101,532	$2,041,919	$815,408	$(2,039,246)	$2,919,613

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$(9,609)	$35,179	$3,982	$—	$29,552

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan repayment from affiliate company	—	(2,024)	—	—	(2,024)
Decrease in long-term receivable from affiliate companies	—	(881)	—	—	(881)
Dividends from affiliates	3,649	—	—	—	3,649
Deposits for vessels acquisitions	—	(16,981)	—	—	(16,981)
Acquisition of vessels	—	—	(17,634)	—	(17,634)
Purchase of property and equipment	—	(12,229)	—	—	(12,229)

Net cash used in investing activities	3,649	(32,115)	(19,867)	—	(48,333)

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	(2,901)	1,508	1,393	—	—
Issuance of common stock	630	—	—	—	630
Proceeds from issuance of preferred stock	47,803	—	—	—	47,803
Proceeds from long-term loans, net of deferred finance fees	—	(515)	11,235	—	10,720
Repayment of long-term debt and payment of principal	—	(5,129)	(16)	—	(5,145)
Contribution from noncontrolling shareholders	—	—	3,484	—	3,484
Dividends paid	(7,382)	—	—	—	(7,382)
Decrease in restricted cash	—	(386)	529	—	143
Payments of obligations under capital leases	—	—	(338)	—	(338)

Net cash provided by/(used in) financing activities	38,150	(4,522)	16,287	—	49,915

Net (decrease)/increase in cash and cash equivalents	32,190	(1,458)	402	—	31,134

Cash and cash equivalents, at beginning of period	33,769	65,348	88,714	—	187,831

Cash and cash equivalents, at end of period	$65,959	$63,890	$89,116	$—	$218,965

Cash flow statement for the three months ended March 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$1,687	$635	$13,079	$—	$15,401

Cash flows from investing activities
Acquisition of investments in affiliates	(50,001)	—	(1,494)	—	(51,495)
Dividends from affiliate companies	1,300	—	—	—	1,300
Loan repayment from affiliate company	35,000	—	—	—	35,000
Increase in long-term receivable from affiliate companies	—	(2,099)	—	—	(2,099)
Acquisition of port terminal rights	—	(97)	(7,297)	—	(7,394)
Purchase of property, equipment and other fixed assets	—	—	(2,092)	—	(2,092)

Net cash provided by/(used in) investing activities	(113,701)	(2,196)	(10,883)	—	(26,780)

Cash flows from financing activities
Transfers to/from group subsidiaries	15,001	(16,495)	1,494	—	—
Proceeds from issuance of senior notes including premium, net of debt issuance costs	—	—	90,569	—	90,569
Repayment of long-term debt and payment of principal	(5,433)	(27,593)	(16)	—	(33,042)
Dividends paid	(6,613)	—	—	—	(6,613)
Decrease in restricted cash	4,444	9,357	—	—	13,801
Payments of obligations under capital leases	—	—	(326)	—	(326)

Net cash provided by/(used in) financing activities	7,399	(34,731)	91,721	—	64,389

Net (decrease)/increase in cash and cash equivalents	(4,615)	(36,292)	93,917	—	53,010

Cash and cash equivalents, at beginning of period	79,213	133,116	45,539	—	257,868

Cash and cash equivalents, at end of period	$74,598	$96,824	$139,456	$—	$310,878

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 15: SUBSEQUENT EVENTS

a)	In April 2014, Navios Holdings received $3,649 as a dividend distribution from its affiliate Navios Acquisition.

b)	On April 22, 2014, Navios Logistics and Navios Logistics Finance (US) Inc. completed the sale of $375,000 of its 7.25% senior notes due 2022 (the “2022 Logistics Notes”). The net proceeds of this offering were used (i) to fund its tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, and (iii) for general corporate purposes.

c)	In May 2014, Navios Holdings received $7,536 as a dividend distribution from its affiliate Navios Partners.

d)	On May 15, 2014, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on June 26, 2014 to stockholders of record on June 18, 2014.

e)	In May 2014, Navios Holdings became the sole shareholder of Navios Asia, owner of the N Amalthia and the N Bonanza vessels, by acquiring the remaining 49% noncontrolling interest for a total cash consideration of $10,889.

f)	In May 2014, Navios Holdings entered into an agreement to purchase one Japanese newbuilding 180,600 dwt Capesize vessel, the Navios Gem. The vessel’s acquisition price is $54,000 and is scheduled for delivery in the June of 2014. The vessel will be financed with debt and cash from operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 27, 2014